MISSION WEST PROPERTIES, INC.
                    10050 Bandley Drive, Cupertino, CA 95014
                        Ph. 408-725-0700 Fax 408-725-1626


November 30, 2006

Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Mission West Properties, Inc.
        Response to Comments from the SEC on Form 10-K for Fiscal Year Ended December 31, 2005, filed March 16, 2006
        Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and September 30, 2006, filed May 10, August 8 and November 8, 2006
        File No. 0-25235

Dear Ms. van Doorn:

This letter sets forth responses of Mission West Properties, Inc. (the "Company") to your comments relating to the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q contained in your letter dated November 20, 2006. The Staff comment is repeated in bold type below, and the Company's response appears immediately beneath each comment.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006

FINANCIAL STATEMENTS

NOTE 5. VARIABLE INTEREST ENTITY, PAGE 7

1. PLEASE PROVIDE US WITH ADDITIONAL INFORMATION AS TO HOW YOU DETERMINED M&M REAL ESTATE CONTROL & RESTRUCTURING, LLC IS A VIE AND THAT YOU ARE THE PRIMARY BENEFICIARY IN ACCORDANCE WITH FIN 46(R).

     Following the dramatic loss of jobs in the Silicon Valley created by the dot.com bust there has been very modest job creation as a result of the impact of outsourcing and off-shoring of jobs and increasing productivity. This has resulted in a very gradual recovery in the Silicon Valley real estate market. As a result of these market conditions, M&M Real Estate Control & Restructuring, LLC ("M&M") was formed by two individuals, unrelated to Mission West Properties, L.P. ("MSW"), for the purpose of completing transactions similar to the one described below for landlords that want to have the ability to lease buildings on a long-term basis and would be prevented from doing so since those buildings are leased by tenants who have vacated the buildings, have no plans to re-occupy the buildings, and have been unable to sublease all or a portion of these buildings. One of the M&M principals is a licensed real estate agent.

     In late 2005, M&M held discussions with MSW regarding a potential business opportunity whereby in the case of a MSW tenant that is not occupying space that it leases from MSW, the tenant may be interested, subject to certain conditions and incentives, in assigning their lease to M&M in order to remove the lease from their financial reporting and day to day management. M&M proposed: (i) MSW consent to the assignment of lease from the MSW tenant to M&M for the leased premises; (ii) MSW would release the MSW tenant from any liability, except for third party claims and any hazardous materials during the lease term prior to the assignment, if the MSW tenant paid M&M the balance of its future lease obligation net of a modest discount (approximately 3% to 4%); (iii) following the assignment of the MSW tenant's lease to M&M, M&M would immediately commence marketing efforts to sub-lease the space; and (iv) in the event M&M found another tenant acceptable to MSW, M&M would receive a leasing commission.

     Under FIN 46 (R) for an entity to qualify as a VIE one or more of the following three characteristics must exist:

     1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by any parties, including the equity holders.
     2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
          a. The direct or indirect ability to make decisions about the entity's activities through voting or similar rights
          b.   The obligation to absorb the expected loss of the entity
          c.   The right to receive the expected residual returns of the entity.
     3. The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

     Factors considered by management in determining whether M&M should be considered a VIE for financial reporting purposes included the following:
     -    No equity was contributed by the partners in the formation of M&M.
     - At present, the MSW assignment of a lease is the only property under management by M&M.
     - Because M&M is a newly formed entity it does not have an operating history that demonstrates its ability to finance its activities without additional subordinated financial support.
     - All revenues, other than interest income, are generated by M&M from MSW in the form of fees or commissions.

     - MSW remains at risk, because if M&M's operating expenses exceed its interest income, fees and commissions there would be insufficient funds to meet the assigned lease obligation without additional financial support from equity holders or other parties. MSW, which had released the original tenant from its obligations under the lease, would have to absorb the majority of any loss, making it the primary beneficiary of M&M's activities.

     Based on the proposed structure, MSW determined, and our independent accountants (BDO Seidman LLP and Burr, Pilger & Mayer LLP) concurred, that the most appropriate financial accounting for this transaction would be to account for M&M as a VIE since it met characteristic number 1 outlined above under FIN 46(R) resulting in recording the lease assignment to M&M as a lease termination and recording the funds received by M&M from the MSW tenant as restricted cash on MSW's balance sheet. As each month's rent is paid by M&M under the assigned lease to MSW, the restricted cash balance is reduced.

ITEM 4. CONTROLS AND PROCEDURES, PAGE 24

2. WE NOTE YOUR STATEMENT THAT "IN DESIGNING AND EVALUATING THE DISCLOSURE CONTROLS AND PROCEDURES, MANAGEMENT RECOGNIZES THAT ANY CONTROLS AND PROCEDURES, NO MATTER HOW WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE ASSURANCE OF ACHIEVING THE DESIRED CONTROL OBJECTIVES AND MANAGEMENT NECESSARILY IS REQUIRED TO APPLY ITS JUDGMENT IN EVALUATING THE COST-BENEFIT RELATIONSHIP OF POSSIBLE CONTROLS AND PROCEDURES." PLEASE CONFIRM TO US AND REVISE IN FUTURE FILINGS TO DISCLOSE, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES AND THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THAT REASONABLE ASSURANCE LEVEL. IN THE ALTERNATIVE, YOU MAY REMOVE THE REFERENCE TO THE LEVEL OF ASSURANCE OF YOUR DISCLOSURE CONTROLS AND PROCEDURES IN FUTURE FILINGS. PLEASE REFER TO SECTION II.F.4 OF MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS, SEC RELEASE
     NO.       33-8238,       AVAILABLE       ON      OUR       WEBSITE       AT
     http://www.sec.gov/rules/final/33-8238.htm. PLEASE PROVIDE US WITH THE SAME CONFIRMATION AS IT RELATES TO YOUR OFFICERS' CONCLUSIONS ON YOUR CONTROLS AND PROCEDURES AS OF JUNE 30, 2006 AND SEPTEMBER 30, 2006.

     We confirm to you our officers' conclusions on our controls and procedures as of March 31, 2006, June 30, 2006 and September 30, 2006 were designed to provide reasonable assurance of achieving their objectives and that our officers concluded that our disclosure controls and procedures were effective at that reasonable assurance level.

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     We will revise our  disclosure in future filings to remove the reference to the level of assurance of our disclosure controls and procedures.

     In connection with the foregoing responses to your comments, the Registrant acknowledges:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and
     - The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
Mission West Properties, Inc.
/s/ Carl E. Berg
Carl E. Berg
Chairman and CEO